 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated February 7, 2024, announcing the results of the Company’s special general meeting of shareholders whereby shareholders approved, among other things, the purchase of 100% of the shares of CMB.TECH NV.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: February 7, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

Exhibit 99.1

PRESS RELEASE Regulated Information Wednesday 7 February 2024 – 14:30 pm CET _______________________________________

EURONAV SPECIAL SHAREHOLDER MEETING RESULTS

ANTWERP, Belgium, 7 February 2024 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) is pleased to announce the formal approval by today’s shareholders’ meeting of the envisaged purchase of 100% of the shares in CMB.TECH NV from CMB NV. All other resolutions were also approved at the Special General Meeting today.

Resolution 1: Approval of the envisaged purchase of 100% of the shares of CMB.TECH NV in accordance with article 7:152 of the Belgian Code of Companies and Associations.

Resolution 2: Acknowledgement of voluntary resignation and approval of cooptation of members of the supervisory board.

Resolution 2 A: Acknowledgement of voluntary resignation of Mrs. Grace Reksten Skaugen, Mr. Ole Henrik Bjørge, Mr. Cato H. Stonex, Mr. John Fredriksen and Mr. Patrick De Brabandere as members of the supervisory board.

Resolution 2 B: Acknowledgement of cooptation of Mr. Patrick Molis as independent member of the supervisory board.

Resolution 2 C: Acknowledgement of cooptation of Mrs. Catharina Scheers as independent member of the supervisory board.

Resolution 2 D: Acknowledgement of cooptation of Mr. Bjarte Bøe as member of the supervisory board.

Resolution 2 E: Acknowledgement of cooptation of Debemar BV, permanently represented by Mr. Patrick De Brabandere, as member of the supervisory board.

Resolution 3: Interim discharge to the members of the supervisory board.

Resolution 3 A: Interim discharge to Mrs. Grace Reksten Skaugen.

Resolution 3 B: Interim discharge to Mr. Ole Henrik Bjørge.

Resolution 3 C: Interim discharge to Mr. Cato H. Stonex.

Resolution 3 D: Interim discharge to Mr. John F. Fredriksen.

Resolution 3 E: Interim discharge to Mr. Patrick De Brabandere.

Resolution 4: Approval of change of control clauses in credit agreements in accordance with Article 7:151 of the Belgian Code on Companies and Associations.

Resolution 5: Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations.

The minutes of the special general meeting of shareholders will be uploaded on Euronav’s website within the legally prescribed time period.
Contact:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359
Email: communications@euronav.com

PRESS RELEASE Regulated Information Wednesday 7 February 2024 – 14:30 pm CET _______________________________________

Announcement final year results – 28 March 2024

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 18 VLCCs (with a further four under construction), 22 Suezmaxes (with a further four under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.